FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Concordia International Corp. (formerly Concordia Healthcare Corp.)
277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9

Item 2    Date of Material Change

October 16, 2017 and October 20, 2017.

Item 3    News Release

A news release in respect of the Deferral (as defined below) was disseminated over CNW on October 16, 2017.

A news release in respect of the CBCA Proceedings (as defined below) was disseminated over CNW on October 20, 2017.

Item 4    Summary of Material Change

On October 16, 2017, Concordia International Corp. (the “Corporation”) announced that in conjunction with its ongoing efforts to realign its capital structure, the Corporation decided to use a thirty (30) day grace period to defer the payment of approximately $26 million of interest due on the Corporation’s $735 million unsecured notes (the “Deferral”).

On October 20, 2017, the Corporation announced that in conjunction with its ongoing efforts to realign its capital structure, the Corporation commenced proceedings under the Canada Business Corporations Act (the “CBCA Proceedings”).

Item 5    Full Description of Material Change

5.1	Full Description of Material Change

The Corporation announced on October 16, 2017, that in conjunction with its ongoing efforts to realign its capital structure, it had decided to use a 30-day grace period to defer the payment of approximately $26 million of interest due on October 16, 2017 on its $735 million unsecured notes. The deferral of the interest payment would not result in an event of default until the expiry of the 30-day grace period.

The Corporation announced on October 20, 2017, that it had taken a further step in its previously announced efforts to realign its capital structure by commencing the CBCA Proceedings. Under the CBCA Proceedings, the Corporation’s management will continue to lead day-to-day operations and operate its business as usual, while meeting its commitments to employees, suppliers and customers.

The Corporation chose to initiate this process to support its a proposed recapitalization transaction to reduce its existing secured and unsecured debt obligations by more than $2 billion, while significantly reducing its annual interest expense (the “Proposed Recapitalization Transaction”). The Corporation intends to implement the Proposed Recapitalization Transaction through a corporate plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”).

The Proposed Recapitalization Transaction may result in dilution of the outstanding common shares of the Corporation (with an associated impact on the value of such shares). The extent of such dilution, although unknown at this time, may be sizable. The Corporation is continuing discussions with its lenders and their respective advisors to finalize the terms of the Proposed Recapitalization Transaction.

In connection with the CBCA Proceedings, the following payments owed to unsecured lenders will not be paid as scheduled, and are instead expected to be addressed as part of the Proposed Recapitalization Transaction: approximately $26 million interest payment due on October 16, 2017 under the Corporation’s 7.00% unsecured senior notes, as was previously announced; approximately $34 million of principal and accrued interest due on October 20, 2017 under the Corporation’s unsecured, two-year equity bridge facility; and approximately $2.5 million under the Corporation’s unsecured, extended bridge facility due on October 23, 2017. The Corporation does intend to continue to make scheduled, ordinary course interest and amortization payments under its secured debt instruments, as applicable.

The Corporation has obtained a preliminary interim order from the Ontario Superior Court of Justice (the “Court”) which, among other things, grants an interim stay of proceedings in favour of the Corporation and its subsidiaries to protect them against any defaults and related steps or actions that may result from the Corporation’s decision to initiate CBCA proceedings and any defaults under its debt documents.

Completion of the Proposed Recapitalization Transaction will be subject to, among other things, approval of the Plan of Arrangement by the applicable security holders of the Corporation; other approvals that may be required by the Court, NASDAQ and/or the Toronto Stock Exchange; Court approval; and the receipt of all necessary regulatory approvals. Once approved, the Plan of Arrangement is binding for all holders of secured debt, unsecured debt and shares of the Corporation.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7    Omitted Information

Not Applicable.

Item 8    Executive Officer

David Price
Chief Financial Officer

905-842-5150

Item 9    Date of Report

October 24, 2017.

Notice regarding forward-looking statements and forward-looking information:

This material change report includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding the Corporation and its business, which may include, but are not limited to, statements with respect to the Corporation’s efforts to realign its capital structure, deferring the interest payment on October 16, 2017 not resulting in an event of default, the Corporation’s ability to operate in the ordinary course, the Proposed Recapitalization Transaction, discussions with the Corporation’s lenders and their advisors with respect to the Proposed Recapitalization Transaction, the completion of a proposed recapitalization transaction including obtaining any necessary approvals and the expected timing thereof, reducing the Corporation’s existing debt and interest expense (including the amounts thereof), positioning the Corporation for long-term growth, the Corporation’s available liquidity to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), the benefits of the CBCA process, proceedings under the CBCA, the Corporation’s intention to make scheduled interest and amortization payments, the Corporation’s management continuing to lead day-to-day operations, achieving the best possible recapitalization transaction, reaching a consensual transaction with holders of the Corporation’s debt, implementing a Plan of Arrangement, issuing new equity, the allocation of any new equity and the dilution of the Corporation’s outstanding common shares, the expected value of the Corporation’s existing equity following the completion of a recapitalization transaction, addressing certain payments as part of a proposed recapitalization transaction, protection for the Corporation and its subsidiaries against defaults and any related steps or actions under CBCA proceedings and the focus on becoming a leader in European specialty, off-patent medicines. The forward‐looking events and circumstances discussed in this material change report may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Corporation, including risks associated with the Corporation’s inability to realign its capital structure, an event of default resulting from deferring the interest payment on October 16, 2017 and the principal payment on October 20, 2017, the Proposed Recapitalization Transaction including the inability to complete the Proposed Recapitalization Transaction or complete the Proposed Recapitalization Transaction in a timely or efficient manner, the inability to reduce the Corporation’s debt and/or interest payments, the inability to position the Corporation for long-term growth, the inability to execute the DELIVER strategy, the Corporation’s available liquidity being insufficient to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), proceedings under the CBCA, the Corporation’s management no longer leading day-to-day operations, the inability to achieve the best possible recapitalization transaction, the inability to reach a consensual transaction with holders of the Corporation’s debt, the Corporation’s failure to make scheduled interest and amortization payments (which could result in a loss of the protections afforded by the CBCA process (including the stay of proceedings thereunder)), the inability to negotiate with the Corporation’s lenders, the CBCA process not providing the protection sought by the Corporation, the inability of the CBCA process to preserve the Corporation’s cash, the inability to implement a Plan of Arrangement, the risks associated with issuing and allocating new equity including the possible dilution of the Corporation’s outstanding common shares, the value of existing equity following the completion of a recapitalization being limited or having no value, the inability to address certain payments as part of a proposed recapitalization, the inability of CBCA proceedings to protect the Corporation and its subsidiaries against defaults and any related steps or actions, the Corporation defaulting on its obligations (including under its debt agreements) which could result in the Corporation having to file for bankruptcy or insolvency, the Corporation being put into an insolvency or bankruptcy proceeding as a result of not making the payments described herein, the Corporation’s inability to become a leader in European specialty, off-patent medicines, the Corporation’s securities, increased indebtedness and leverage, the Corporation’s growth, risks associated with the use of the Corporation’s products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with the Corporation’s outstanding debt, risks associated with the geographic markets in which the Corporation operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross‐border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in the Corporation’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of the Corporation. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and the Corporation undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise.